Exhibit 99.1

Sundial Cannabis Now Available Across the Prairies, Including Manitoba

CALGARY, Aug. 21, 2019 /CNW/ - Moving forward with the goal to be in all Canadian provinces by the end of 2019, Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial") has successfully entered the Manitoba market with its recent shipment of high-quality cannabis.

"I'm thrilled to say that Sundial products are now available across the whole of the Prairies. We are proud of our western roots, but we are very much committed to growth," said Andrew Stordeur, President of Sundial's Canadian operations. "Adding Manitoba brings us closer to our goal of offering high-quality cannabis to consumers from coast to coast."

All five cannabis retail chains in Manitoba have placed orders for Sundial products, the first available being Zen Berry from Sundial's Calm series and Lemon Riot from the Lift series. Both are available in 3.5-gram packages with Lemon Riot also being offered in a 1-gram option. Future shipments will add products from the Ease, Flow and Spark series as well—product lines designed to meet specific customer social, spiritual and recreational needs.

As part of the recent approval by Health Canada to amend Sundial's Standard Cultivation and Standard Processing licences, Sundial has added 34 additional purpose-built modular cultivation rooms. Each of these rooms provide the optimal growing environment for consistent high-quality batches of cannabis and nearly double the number of existing rooms in operation. The additional supply will also help meet market demand in provinces, such as Manitoba.

Sundial cannabis is now available in Alberta, Saskatchewan, Manitoba and Ontario.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and Play TM:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, our Bridge Farm facilities grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding, England with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release includes, but is not limited to, the potential expansion plans of the Company in Canada, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:00e 21-AUG-19